VOTING RESULTS REPORT
Pursuant to Section 11.3 of National Instrument 51-102

OF

TAHOE RESOURCES INC.
(the “Company”)

The Company reports that the following matters were voted upon by the shareholders of the Company at the annual meeting of the Company held on May 4, 2016:

1.

The nine nominees set forth in the Company’s management information circular dated April 4, 2016 were elected as directors of the Company by a vote cast by ballot. The Company’s shareholders present in person or represented by proxy at the meeting voted as follows:

Nominees	Votes For		Votes Against/Withheld
	Number	%	Number	%
Tanya M. Jakusconek	164,980,485	99.09	1,511,403	0.91
Drago G. Kisic	166,420,901	99.96	70,987	0.04
C. Kevin McArthur	165,258,440	99.26	1,233,448	0.74
Alan C. Moon	166,085,567	99.76	406,321	0.24
A. Dan Rovig	166,367,593	99.93	124,295	0.07
Paul B. Sweeney	165,735,402	99.55	756,486	0.45
James S. Voorhees	166,411,550	99.95	80,338	0.05
Kenneth F. Williamson	166,155,386	99.80	336,502	0.20
Klaus M. Zeitler	143,698,313	86.31	22,793,575	13.69

2.	Deloitte LLP, charters Accountants, was appointed as auditor of the Company.

3.	An advisory vote on Say on Pay, to accept the Company’s approach to executive compensation, was approved by shareholders.